Exhibit 99.1

AMARIN REPORTS THIRD QUARTER 2007 FINANCIAL RESULTS

Conference Call at 8.30 a.m. Eastern Time Today, November 20, 2007

LONDON, United Kingdom, November 20, 2007 – Amarin Corporation plc (NASDAQ: AMRN) (“Amarin” or "Company") today reported financial results for the third quarter ended September 30, 2007 and an update on its development pipeline.

For the third quarter of 2007, Amarin reported a net loss of $5.9 million, or $0.06 per share, compared with a net loss of $6.6 million, or $0.08 per share, in the third quarter of 2006. The decrease for the third quarter from the comparative period of 2006 is primarily due to the completion of the Phase III trials with Miraxion earlier this year.

For the nine months ended September 30, 2007, Amarin reported a net loss of $30.3 million or $0.32 per share, compared with a net loss of $21.7 million or $0.27 per share for the nine months ended September 30, 2006. The increase in the loss for the nine months compared to the comparative period in 2006 is primarily due to the previously announced write off of the Miraxion intangible asset of $8.8 million in the second quarter of 2007. Figures for the comparative periods have been restated to International Financial Reporting Standards (“IFRS”). For further information with respect to the application of IFRS to our accounts, please refer to our IFRS transition document available on our website and furnished to the SEC on Form 6-K.

Rick Stewart, chief executive officer of Amarin, commented, “The third quarter was extremely productive with the primary focus on clinical development activities.  We are now planning up to five Phase II clinical trials from our high value neuroscience and cardiovascular programs over the next twelve months, with two to start imminently.  In addition, two key value drivers are the initiation of our cardiovascular strategy and the announcement yesterday of the FDA response to the comprehensive analysis of the longer term data from the Huntington’s disease Phase III trials.”

PIPELINE UPDATE

Huntington’s disease (“HD”)

Amarin announced on November 19, 2007, that management has met with the U.S. Food and Drug Administration (FDA) following the completion of a comprehensive data review from its large-scale Phase III studies of Miraxion to treat HD. The FDA indicated that one additional Phase III trial demonstrating robust results, in conjunction with the confirmatory evidence from the existing clinical data, may be sufficient clinical data to support a New Drug Application.

Amarin is in discussions with the Huntington Study Group to determine the optimal design of such a single Phase III trial.  Amarin is also considering whether it will conduct this study itself or seek a collaborative partner with which to advance Miraxion in HD.

Since the previous Company update on Miraxion on August 1, 2007, the Company has continued a comprehensive analysis of all clinical data with its advisors. This additional analysis supports the preliminary findings, suggesting a clinical benefit from a longer treatment period for Miraxion.  Further details are set out in our press release of November 19, 2007.

Parkinson’s disease – Two programs

Sublingual apomorphine

Amarin’s novel, sublingual formulation of apomorphine for the treatment of “off” episodes in advanced Parkinson’s patients completed a second pharmacokinetic study in volunteers earlier this year.  This study compared the pharmacokinetic characteristics of four different formulations of oral apomorphine.  The lead formulation has now been selected for optimization and a final pharmacokinetic study in volunteers is planned to commence as soon as the necessary regulatory approvals have been obtained. A Phase II study in Parkinson’s patients is planned to follow later in 2008.

Amarin’s sublingual formulation provides rapid absorption of apomorphine directly into the bloodstream after sublingual (under the tongue) administration.  This novel formulation would offer patients an improved alternative to the currently available injectable formulation of apomorphine that can be associated with the formation of painful swellings at the site of administration.

Combinatorial lipid formulation of levodopa

Pre-clinical results from Amarin’s combinatorial-levodopa development program are encouraging.  Initial results show substantially increased brain levels of dopamine compared to control in pre-clinical models.  Additional pre-clinical studies are ongoing.  Clinical trials are planned to commence next year.  Levodopa is the “gold standard" for the alleviation of Parkinson's disease symptoms, accounting for 70% of the prescription market.

Epilepsy Seizures

In February, 2007, Amarin in-licensed the global rights to a novel, nasal lorazepam formulation for the out-patient treatment of emergency seizures in epilepsy patients, specifically status epilepticus (“SE”) and acute repetitive seizures (“ARS”).  Amarin is currently evaluating the results of a recently completed pre-clinical pharmacokinetic study.  Subsequent refinement of the nasal formulation for use in human trials is expected to be conducted.  Clinical studies are planned to commence next year.

Intravenous lorazepam is a first line of treatment for SE and ARS in hospital emergency rooms in the United States.  A nasal lorazepam product for seizure emergencies in the out-patient setting would represent an important treatment alternative for epilepsy patients. Diazepam rectal gel is the only treatment currently approved by the U.S. Food and Drug Administration (“FDA”) for seizure emergencies in the out-patient setting.  Diazepam gel’s use is limited by its rectal route of administration. Consequently, an opportunity exists for the development of a product with a more convenient route of administration permitting broader out-patient treatment of SE and ARS in both children and adults.

Memory and Cognition

Amarin intends to commence a double blind placebo controlled proof of concept study with ultra-pure EPA in Age Associated Memory Impairment (AAMI) in patient volunteers by year end.  AAMI is one of the mildest forms of cognitive dysfunction and is a recognized syndrome under DSM IV of the American Psychiatric Association.  People with AAMI experience deterioration in memory, learning, attention, concentration, thinking, use of language and other mental functions.  Data generated by the Institute of Neuroscience at Trinity College, Dublin, Ireland supports the use of ultra-pure EPA in pre-clinical models of memory and cognition.

Cardiovascular disease

The clinical benefit of EPA-based drugs to treat cardiovascular disease is well recognized. A Japanese prescription drug, identical to Miraxion (ultra pure EPA), is approved and marketed for triglyceride lowering.  In the U.S., an EPA-based prescription drug is also approved and marketed for this indication. In the most recent HD trials, Miraxion, as expected, was shown to lower triglycerides in patients with elevated baseline levels.

Amarin has initiated a cardiovascular development strategy to capitalize on the known therapeutic benefits of unsaturated fatty acids in cardiovascular disease. Amarin plans to utilize its extensive know-how and experience in lipid science to develop a series of products targeting the vascular system, endothelial dysfunction and vascular re-modeling.
Amarin is building on an extensive knowledge base in cardiovascular disease and plans to leverage its expertise in lipid science to create new therapies from its existing family of compounds.

Amarin is commencing a series of clinical trials with AMR 101 (97% pure EPA) in dyslipidemia, the first of which will commence by the end of this year. In addition, Amarin intends to commence investigation of new compounds from its existing development portfolio for the treatment of metabolic syndrome and dyslipidemia.

Combinatorial Lipid Program

In addition to the targeted transport of levodopa to treat Parkinson’s patients discussed above, Amarin has several targeted transport projects under evaluation. As these programs progress, further details will be disclosed.

Amarin’s targeted transport technology allows the chemical conjugation of bio-active lipids with existing drugs to improve bioavailability, blood brain barrier penetration and potentially to increase efficacy, while reducing side effects. Each conjugate will be a new chemical entity (“NCE") with the potential for new intellectual property. The application of this platform is not limited to neurology, as it has applicability across a range of indications from cardiovascular to oncology.

FINANCIAL RESULTS

Three months ended September 30, 2007

For the quarter ended September 30, 2007, Amarin’s operating loss was $6.9 million, compared with an operating loss of $7.6 million for the same period in 2006.  The decrease for the quarter compared to the corresponding period in 2006 is primarily due to a reduction in research and development expenditure of $2.1 million offset by a higher stock compensation charge of $1.0 million.

Research and development costs of $2.2 million reflect third party research contract costs, staff costs, preclinical study costs, clinical supplies and the costs of conducting clinical trials.  The decrease for the third quarter of $2.1 million from the comparative period of 2006 is primarily due to the completion of the Phase III trials with Miraxion earlier this year. Research and development costs for the third quarter primarily represent expenditures on Amarin’s two Parkinson’s disease programs, its epilepsy and memory programs and some expenditure on the initiation of its new cardiovascular program.

Selling, general and administrative costs primarily represent Amarin’s general corporate overhead, the Company’s substantial investment in intellectual property and the business and corporate development costs of pursuing its growth strategy, including the costs of evaluating potential in-licensing and acquisition opportunities. Selling, general and administrative costs for the third quarter 2007 of $3.1 million increased by $0.5 million when compared to the same period in 2006. This increase is primarily due to increased personnel and business development costs.

Selling, general and administrative costs decreased from $4.0 million and $3.8 million in the first and second quarters of 2007 respectively to $3.1 million for the third quarter. The primary reason for this decrease is due to a reduction in professional and advisor fees.

Non-cash share based compensation expense increased $1.0 million to $1.5 million when compared to the same period in 2006. This increase was due to options granted since the end of the comparative period.

Nine months ended September 30, 2007

For the nine-month period ended September 30, 2007, Amarin reported an operating loss of $33.0 million, compared with an operating loss of $21.4 million for the comparative period in 2006. The increase in operating loss over 2006 is mainly due to the $8.8 million impairment of intangible assets, an increase in share based compensation expenses of $2.4 million and increased selling, general and administration costs, primarily reflecting increased personnel costs and the significant level of business development activities to date this year. These amounts are partly offset by a reduction in research and development costs.

Cash Position

As at September 30, 2007, Amarin had cash of $20.7 million compared to $36.8 million at December 31, 2006.  Amarin has no debt other than working capital liabilities and based on current business activities forecasts having sufficient cash to fund the group’s operating activities into September 2008.

For further information, see footnote 4 to the selected financial data below.

At September 30, 2007, Amarin had 97.8 million ordinary shares in issue and options and warrants outstanding to purchase 22.0 million shares.

CONFERENCE CALL

Amarin management will host a conference call to discuss these results at 8:30 a.m., Eastern Daylight Time, 1:30 p.m., Greenwich Mean Time, today, November 20, 2007. To participate in the call, please dial (800) 968 7995 (toll free) in the US or +1 (706) 679 8403 (toll) elsewhere. The conference ID is 24477922. A telephone replay will be available shortly after the conference call through 12:00 Midnight, Eastern Daylight Time, on Wednesday, February 20, 2008, via the link on the company’s website at www.amarincorp.com or by dialling (800) 642 1687 (tollfree) in the US or +1 (706) 645 9291 (toll) elsewhere, and entering the access code 24477922.  In addition, the call will also be webcast live and a link will be on the company's website at www.amarincorp.com.  Information on the company’s website is not part of this press release.

About Amarin
Amarin is committed to improving the lives of patients suffering from diseases of the central nervous system and cardiovascular diseases.  Our goal is to be a leader in the research, development and commercialization of novel drugs that address unmet patient needs.

Amarin’s CNS development pipeline includes Miraxion for Huntington’s disease, two programs in Parkinsons’s disease, one in epilepsy and one in memory and cognition.  Amarin is initiating a series of cardiovascular preclinical and clinical programs to capitalize on the known therapeutic benefits of unsaturated fatty acids in cardiovascular disease. Amarin also has a proprietary lipid-based technology platform for the targeted transport of molecules through the liver and/or to the brain that can be leveraged in a wide range of disease applications for its own product pipeline or with potential partners.

Amarin has its primary stock market listing in the U.S. on NASDAQ (“AMRN”) and secondary listings in the U.K. and Ireland on AIM (“AMRN”) and IEX (“H2E”) respectively.

For press releases and other corporate information, visit the Amarin website at http://www.amarincorp.com. Information on our website does not form part of this press release.

Contacts:
Amarin	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	President and Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Anne Marie Fields
Bruce Voss	+1 310 691 7100

Media:
Powerscourt	+44 (0) 207 250 1446
Rory Godson
Sarah Daly

Broker:
Davy
Fergal Meegan	+353 (0) 1 679 6363

Disclosure Notice:

The information contained in this document is as of November 20, 2007.  Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.  This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks relating to the Company’s ability to maintain its Nasdaq listing (including the risk that the Company may not be able to achieve compliance with the Nasdaq minimum bid price and/or other continued listing criteria within the required timeframe or at all and the risk that the Company may not be able to successfully appeal a Nasdaq delisting determination); the success of Amarin's research and development activities, including its planned clinical trials in cardiovascular disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in International and US generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on March 5 2007, Amarin’s statutory annual report for the year ended 31 December, 2006 furnished on a Form 6-K to the SEC on May 9, 2007 and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.

Amarin Corporation plc
Period Ended 30 SEPTEMBER 2007 Selected Data (IFRS - UNAUDITED)

	Three months ended 30 September		Nine months ended 30 September
	2007	2006	2007	2006
	Total	Total	Total	Total
	$’000	$’000	$’000	$’000

Revenue	-	100	-	100

Gross profit	-	100	-	100

Operating expenses:
Research and development	2,237	4,323	9,024	10,455
Selling, General & Administrative	3,112	2,636	10,887	8,795
Amortisation of intangible assets	-	169	169	506
Impairment of intangible fixed assets(non-cash)	-	-	8,784	-
Share-based compensation(non-cash)	1,541	565	4,136	1,731

Operating expenses	6,890	7,693	33,000	21,487

Total research & development	2,615	4,509	9,988	11,026
Total selling, general & administrative	4,275	3,184	23,012	10,461
Total operating expenses	6,890	7,693	33,000	21,487

Total operating (loss)	(6,890)	(7,593)	(33,000)	(21,387)

Finance income	821	839	2,021	1,811
Finance expense	-	-	-	(2,826)
(Loss) before taxes	(6,069)	(6,754)	(30,979)	(22,402)

Income tax credit	179	118	665	671

Net (loss) for the period	(5,890)	(6,636)	(30,314)	(21,731)

Weighted average shares: - basic	97,566	81,412	93,692	80,318
(Loss)/income per share: -
Basic	(0.06)	(0.08)	(0.32)	(0.27)
Diluted	(0.06)	(0.08)	(0.32)	(0.27)

Amarin Corporation plc
Period Ended 30 SEPTEMBER 2007 Selected Data (IFRS - UNAUDITED)

	As as 30 September	As at 31 December
	2007	2006
	$’000	$’000
1. Selected Balance Sheet Data
Assets
Non-current assets
Property, plant and equipment	635	314
Intangible fixed assets	-	9,636
Available for sale investment	22	18
	657	9,968
Current assets
Income tax recoverable	1,571	1,617
Other current assets	1,753	1,172
Cash	20,735	36,802
Total current assets	24,059	39,591

Total assets	24,716	49,559

Liabilities
Non-current liabilities
Provisions	-	119
Other liabilities	85	116
Total non-current liabilities	85	235

Current liabilities
Trade payables	1,832	2,096
Accrued expenses & other liabilities	6,637	8,660
Total current liabilities	8,469	10,756

Total liabilities	8,554	10,991

Equity
Capital and reserves attributable to equity holders
Share capital	8,691	7,990
Other reserves	7,471	30,578

Total shareholders' equity and liabilities	24,716	49,559

2. The selected financial data set out in this press release should be read in conjunction with our 2006 20-F which was filed with the SEC on March 5, 2007 and our 2006 Statutory Annual Report (including risk factors described therein) which was furnished on a Form 6-K to the SEC on May 9, 2007 and our IFRS transition document also furnished on a Form 6-K to the SEC on May 9, 2007.

3. Loss per share
Basic loss per share is calculated by dividing the net loss by the weighted average number of shares in issue in the period. The Company reported a net loss in the three months ended September 30, 2006 and 2007. As a result the loss per share is not reduced by dilution from outstanding options and warrants.

4. Going Concern Basis
As at September 30, 2007, Amarin had cash of $20.7 million compared to $36.8 million at December 31, 2006. Amarin has no debt other than working capital liabilities and based on current business activities forecasts having sufficient cash to fund the group’s operating activities into September 2008.

Amarin intends to obtain additional funding through earning licensing fees from its partnering activities and/or completing further financings.  There is no assurance that Amarin’s efforts to raise additional funding will be successful.  If efforts are unsuccessful, there is uncertainty as to whether Amarin will be able to fund its business through the third quarter of 2008 and beyond.

These selected data do not include any adjustments that might be necessary should such funding not be available. Amarin believes it will be successful in obtaining further funds as described above and the directors have therefore presented the selected data on a going concern basis.